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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/09 (MM/DD/YY) **AND ENDING** 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JKR & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 S. Coast Highway, Suite 202
(No. and Street)

Laguna Beach, California 92651
(City) **(State)** **(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kemp Richardson (949) 497-4825
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) ***(City)*** ***(State)*** ***(Zip Code)***

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Kemp Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JKR & Company Inc., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature 8/26/10

Pres.

Title

Notary Public



U. TED GIESEN
COMM. # 1699635
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires OCT 19, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACKNOWLEDGMENT

State of California
County of ORANGE

On Aug 24, 2010 before me, U. TED GIESEN - NOTARY PUBLIC
(here insert name and title of the officer)

personally appeared J. KEMP RICHARDSON

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature U. Ted Giesen


U. TED GIESEN
COMM. # 1699635
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires OCT 19, 2010
RRS2
RRS2

(Seal)

JKR & COMPANY INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
JKR & Company Inc.

We have audited the accompanying statements of financial condition of JKR & Company Inc. as of June 30, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JKR & Company Inc. at June 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 17, 2010

JKR & COMPANY INC.

Statement of Financial Condition

June 30, 2010

ASSETS

Cash and cash equivalents	$ 8,291
Marketable securities, at fair market value	347,448
Deposits with clearing firm	26,985
Investment in partnership	3,907
Fixed assets, less accumulated depreciation of $51,372	812
	$387,443

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 42,125
Deferred revenue	8,343
Total liabilities	50,468
Stockholder's equity	
Common stock, 1,000,000 shares authorized, 2,000 shares issued and outstanding	15,000
Additional paid-in capital	338,802
Accumulated deficit	(16,827)
Total stockholder's equity	336,975
	$387,443

See notes to financial statements.

JKR & COMPANY INC.

Statement of Operations

Year Ended June 30, 2010

Revenues	
Commissions	$1,053,093
Net investment income	106,270
Management and consulting income	62,527
Legal settlement	5,000
Interest	34,961
Total revenues	1,261,851
Expenses	
Commissions and floor brokerage	848,870
Compensation and benefits	210,830
Travel and entertainment	42,925
Outside services	41,772
Occupancy	20,801
Supplies	11,943
Communications	7,036
Interest	1,067
Depreciation	813
Other	4,914
Total expenses	1,190,971
Income before income taxes	70,880
Income taxes	(800)
Net income	$ 70,080

See notes to financial statements.

JKR & COMPANY INC.

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2010

	Common Stock		*Additional Paid-in*	*Accumulated*	
	Shares	*Amount*	*Capital*	*Deficit*	*Total*
Balance, July 1, 2009	2,000	$15,000	$335,000	$ (86,907)	$263,093
Capital contributions	-	-	3,802	-	3,802
Net income	-	-	-	70,080	70,080
Balance, June 30, 2010	2,000	$15,000	$338,802	$ (16,827)	$336,975

See notes to financial statements.

JKR & COMPANY INC.

Statement of Cash Flows

Year Ended June 30, 2010

Cash flows from operating activities	
Net income	$ 70,080
Adjustments to reconcile net income to net cash from operating activities	
Depreciation and amortization	813
Changes in operating assets and liabilities	
Deposits with clearing firm	(2,612)
Accounts payable and accrued liabilities	2,929
Deferred revenue	3,072
Due to clearing firm	(55)
Net cash from operating activities	74,227
Cash flows from investing activities	
Investment in partnership	2,078
Securities owned	(77,665)
Net cash from investing activities	(75,587)
Cash flows from financing activities	
Capital contributions	3,802
Net increase in cash and cash equivalents	2,442
Cash and cash equivalents	
Beginning of year	5,849
End of year	$ 8,291
Supplemental disclosure of cash flow information	
Interest paid	$ 1,067
Taxes paid	$ 800

See notes to financial statements.

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. JKR & Company Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related revenue are recorded on a trade date basis.

Advertising Costs. Advertising and promotion costs are expensed as incurred.

Securities Owned. Marketable securities are stated at market value, based on quoted market prices. Non-marketable securities are stated at cost.

Furniture and Equipment. Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (5-7 years).

Income Taxes. Income taxes are accounted for using the liability method whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2010 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2010.

2. INVESTMENT IN PARTNERSHIP

The Company holds a 5.817% limited partner interest and a 0.73% general partner interest in the Australia Fund Ltd., a limited partnership that invests in Australian marketable securities. The investment is carried at market value.

3. LEGAL SETTLEMENT

In May 2008 JKR entered into a General Release and Settlement Agreement to settle a dispute regarding certain investment transactions. Under this agreement, JKR agreed to pay the claimant $400,000 and to assign to claimant 50% of the Net Monetary Recovery, if any, which JKR may obtain as a result of a legal malpractice action filed by JKR. During fiscal 2010, JKR settled this legal action with the claimant's prior written consent.

4. RELATED PARTY TRANSACTIONS

The Company rents office space from its president. The rental agreement is on a month to month basis. For the year ended June 30, 2010, the Company paid rent expense of $18,000 under this agreement.

5. PENSION PLAN

The company maintains an employee profit sharing trust. Contributions to the trust are based upon a percentage of gross allowable compensation for eligible employees limited to a maximum of 25%. The Company made contributions of $4,000 for fiscal 2010.

6. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2010 was 0.18 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2010, the Company had net capital of $283,901 which was $183,901 in excess of the amount required by the SEC.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

8. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2010, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

*****

JKR & COMPANY INC.

Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2010

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholder's equity	$336,975	$345,996	$(9,021)
Less non-allowable assets			
Petty cash	(100)	(100)	-
Investment in partnership	(3,907)	(5,985)	2,078
Furniture and equipment	(812)	(1,625)	813
Net capital before charges on security positions	332,156	338,286	(6,130)
Less charges on security positions			
Marketable securities	(48,255)	(48,255)	-
Net capital	$283,901	$290,031	$(6,130)
Aggregate indebtedness from statement of financial condition	$ 50,468	$ 49,819	$ 649
Ratio of aggregate indebtedness to net capital	0.18	0.17	
Minimum net capital required	$100,000	$100,000	

Note: *The differences result primarily from audit adjustments to deposits with clearing firm, accounts receivable, investment in partnership, accounts payable, deferred revenue, and fixed assets.*

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

JKR & Company Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of JKR & Company Inc. ("the Company") for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of

Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 17, 2010

SIPC Supplemental Report

JKR & Company Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation Report (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by JKR & Company Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported for the year ended June 30, 2010, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 17, 2010

JKR & COMPANY INC.

Determination of "SIPC Net Operating Revenues"
General Assessment
And Schedule of Payments
Pursuant to SEC Rule 17a-5(e)(4)

For the Year Ended June 30, 2010

Total revenue	$1,261,752
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures	(12,038)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(326,674)
Net gain from securities in investment accounts	(106,270)
40% of margin interest earned on customers securities accounts	(13,976)
SIPC net operating revenues	$ 802,794
General assessment @ .0025	$ 2,007
Less payments	
January 22, 2010	(887)
July 28, 2010	(1,033)
Balance due	$ 87

JKR & COMPANY INC.

Financial Statements
And
Independent Auditor's Report

June 30, 2010